UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

MIRA PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, 0.0001 par value
(Title of Class of Securities)

60458C104
(CUSIP Number)

Brian McNulty
Bay Shore Trust
855 N Wolfe Street, Suite 601
Baltimore, Maryland 21205
(813) 369-5150
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

1	NAMES OF REPORTING PERSONS
Brian McNulty, Individually and as Trustee of the Bay Shore Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000

	8	SHARED VOTING POWER
5,338,365

	9	SOLE DISPOSITIVE POWER
10,000

	10	SHARED DISPOSITIVE POWER
5,338,365

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,348,365 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.45% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of 4,559,318 shares of common stock, par value $0.0001 per share (the “Common Stock”) beneficially owned in the manner described below by the Bay Shore Trust, of which Brian McNulty is trustee; 779,047 shares of Common Stock beneficially owned by another trust of which Brian McNulty is trustee; and 10,000 shares of Common Stock directly held by Brian McNulty.

(2)
Based on 14,780,885 shares of Common Stock of the Issuer outstanding as of November 13, 2023, as disclosed in the Issuer’s Periodic Report on Form 10-Q (the “Form 10-Q”), which was filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2023.

1	NAMES OF REPORTING PERSONS
Bay Shore Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,559,318

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,559,318

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,559,318

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.66% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based on 14,780,885 shares of Common Stock of the Issuer outstanding as of November 13, 2023, as disclosed in the Form 10-Q.

Explanatory Note
This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the SEC on August 14, 2023, as amended on October 12, 2023 (as so amended, the “Original Schedule 13D”), to provide updating information. This Amendment is being filed on behalf of the Bay Shore Trust (the “Trust”) and Brian McNulty as trustee of the Trust (together, the “Reporting Persons”) as identified on the cover page. The sole reason for this Amendment is that MIRALOGX LLC (“MIRALOGX”), an entity whose membership interests are owned solely by the Trust, acquired warrants to purchase 700,000 shares of Common Stock of the Issuer pursuant to an Exclusive License Agreement, dated November 15, 2023, by and between  MIRALOGX and the Issuer (the “License Agreement”). Otherwise, this Amendment does not disclose or reflect the sale, transfer, disposition, or acquisition of any securities of the Issuer.

Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.
Item 1.	Security and Issuer

This Amendment relates to the Common Stock of MIRA Pharmaceuticals, Inc. (the “Company”). The address of the principal executive offices of the Company is 855 N Wolfe Street, Suite 601, Baltimore, Maryland 21205.

The sole reason for this Amendment is that MIRALOGX, which is wholly owned by the Trust, acquired warrants to purchase 700,000 shares of Common Stock of the Issuer pursuant to the License Agreement. Otherwise, this Amendment does not disclose or reflect the sale, transfer, disposition, or acquisition of any securities of the Issuer.
Item 2.	Identity and Background

(a)
This Amendment is being filed jointly by (1) McNulty, individually and in his capacity as trustee of Bay Shore Trust; and (2) the Trust. The joint filing agreement of the Reporting Persons is incorporated herein by reference to Exhibit 99.1 to the Schedule 13D/A filed by the Reporting Persons on October 12, 2023.

(b)	The principal business address of the Reporting Persons is 855 N Wolfe Street, Suite 601, Baltimore, Maryland 21205.
(c)	The principal business of McNulty is business owner and sports coaching. The principal occupation of the Trust is to administer the assets of the Trust for the benefit of the beneficiaries thereof.
(d)-(e)
During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f)	McNulty is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the Reporting Persons have voting and dispositive power over 5,348,365 shares of Common Stock of the Company. On November 15, 2023, the Trust, through MIRALOGX, an entity whose membership interests are held solely by the Trust, acquired warrants to purchase 700,000 shares of Common Stock of the Issuer pursuant to the License Agreement. As trustee of the Trust, McNulty is deemed to beneficially own the Common Stock held by the Trust under Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). McNulty disclaims beneficial ownership of such Common Stock held by the Trust, except to the extent of his pecuniary interest therein.
Item 4.	Purpose of Transaction

This Amendment amends the Original Schedule 13D.

The Reporting Persons acquired the Company Common Stock based on the belief that such securities represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities, and the availability of Company Common Stock at desirable prices, the Reporting Persons may endeavor to increase their position in the Company through, among other things, the purchase of Company Common Stock in open market or private transactions on such terms and at such times as the Reporting Persons deem advisable.
The Reporting Persons acquired the Company Common Stock based on the belief that such securities represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities, and the availability of Company Common Stock at desirable prices, the Reporting Persons may endeavor to increase their position in the Company through, among other things, the purchase of Company Common Stock in open market or private transactions on such terms and at such times as the Reporting Persons deem advisable.

The Reporting Persons intend to review their investment in the Company on a continuing basis taking into consideration various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Company Common Stock and the Company, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Company or disposal of some or all of the shares of Common Stock of the Company owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Company’s capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) any change in the Company’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Company by any person, (h) causing a class of the Company’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or (j) any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Company

(a)-(b)
As of the date of this Amendment, Trust beneficially owns 4,559,318 shares of Company Common Stock, which represents 27.66% of the Company Common Stock as of the date hereof and which is comprised of 2,859,318 outstanding shares of Common Stock, 1,000,000 shares of Common Stock issuable upon the exercise of a warrant held by the Trust, and the warrant to purchase 700,000 shares of Common Stock acquired by MIRALOGX on November 15, 2023. McNulty is the sole trustee of the Trust, and by virtue of such relationship, McNulty is deemed to have shared voting and investment power with respect to the Company Common Stock held by the Trust. Individually, McNulty holds and has sole voting and dispositive power over 10,000 shares of Company Common Stock, which represents 0.07% of the Company Common Stock as of the date hereof, and together with the shares held by Trust and another trust of which McNulty is the sole trustee, McNulty has shared dispositive power over 5,338,365 shares of Company Common Stock, which represents 32.39% of the Company Common Stock as of the date hereof. In the aggregate, McNulty beneficially owns 5,348,365 shares of Company Common Stock, which represents 32.45% of the Company Common Stock as of the date hereof.

(c)	Except as described in this Amendment, including in Item 3, there have been no transactions in the shares of Company Common Stock effected by the Reporting Persons during the last 60 days.
(d)
To the best knowledge of the Reporting Persons, none of the Reporting Persons has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, and Company Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

To the knowledge of the Reporting Persons, except for those matters described in this Amendment, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Persons and any other person with respect to securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement among the Reporting Persons, dated as of October 12, 2023, and incorporated by reference to the Schedule 13D/A filed on such date by the Reporting Persons.

[Signatures follow on the next page.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.
Date: November 20, 2023.
BAY SHORE TRUST By: /s/ Brian McNulty Brian McNulty, Trustee of the Bay Shore Trust
/s/ Brian McNulty Brian McNulty